Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:06 10-Jun-2014
Number	41604-B448

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 10 June 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 June 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 June 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	10

A Morgan	10

S Moriarty	10

L Wood	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.84.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 10 June 2014 that Dr FB Humer, a director of the Company, had purchased 440 Ordinary Shares on 10 June 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.84.

3.	It received notification on 26 May 2014 that Ho KwonPing, a director of the Company, had received 103 Ordinary shares as a participant in the Diageo Dividend Reinvestment Plan.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Ho KwonPing	4,103

Dr FB Humer	53,197

D Mahlan	228,048 (of which 136,789 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,665

D Gosnell	172,541

A Morgan	163,592

S Moriarty	36,111

L Wood	2,391

V Cooper

Senior Company Secretarial Assistant

10 June 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:52 30-Jun-2014
Number	41452-1FD4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,218,534 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 242,225,941Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,992,593 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

C Matthews

Assistant Company Secretary

30 June 2014